SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)(1)

                             SMARTSERV ONLINE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   13-3750708
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             THOMAS J. FLEMING, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 11, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                       -------------------------
CUSIP No. 13-3750708                      13D          Page 2 of 11 Pages
--------------------------------                       -------------------------


                         (Continued on following pages)
                              (Page 2 of 11 Pages)

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Wireless Acquisition Partners, LLC
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES                              370,832 shares (subject to adjustment
BENEFICIALLY                                           and/or dispute)
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER
                                       0 shares
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER
                                       370,832 shares (subject to adjustment
                                                       and/or dispute)
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                     370,832 shares (subject to adjustment and/or dispute)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.6%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                     00
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 13-3750708                      13D          Page 3 of 11 Pages
--------------------------------                       -------------------------

================================================================================


     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Gregg A. Smith
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        370,832 shares (subject to adjustment
  OWNED BY                                          and/or dispute)
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    0 shares
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                   370,832 shares (subject to adjustment
                                                    and/or dispute)
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                   0 shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                     370,832 shares (subject to adjustment and/or dispute)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.6%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                     IN
================================================================================
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 13-3750708                      13D          Page 4 of 11 Pages
--------------------------------                       -------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Michael Wainstein
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           370,832 shares (subject to adjustment
  OWNED BY                                             and/or dispute)
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                    8         SHARED VOTING POWER

                                       0 shares
               -----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       370,832 shares (subject to adjustment
                                                       and/or dispute)
               -----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       0 shares
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

              370,832 shares (subject to adjustment and/or dispute)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              9.6%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 13-3750708                      13D          Page 5 of 11 Pages
--------------------------------                       -------------------------


         The Schedule 13D filed by the undersigned (the "Schedule 13D") on March 31, 2000, is hereby amended by this Amendment No. 1, dated April 13, 2000.


Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5 is amended to add the following:

                  On April 10, 2000, WAP closed on its acquisition from Rickel, and thus acquired, among other things, the Underwriters Warrant and the Supplemental Warrants.

                  On April 11, 2000, WAP sent to the Issuer the letter annexed as exhibit E exercising its right to a cashless exchange of the Supplemental Warrants. As a result of the cashless exercise of the Supplemental Warrants, WAP believes that it is entitled to receive 190,832 shares of Common Stock, based on the Supplemental Warrants giving rise to the right to acquire 200,000 shares at the prices stated on the face of the Supplemental Warrants. WAP has utilized the foregoing amount in computing its percentage interest set forth on the cover sheets of this Amendment. If the Supplemental Warrants are adjusted to give effect to the Issuer's 1 to 6 reverse stock split, then WAP would be entitled to receive 31,805 shares as a result of this exercise, which would give the Reporting Persons beneficial ownership of 211,805 shares representing 5.7% of the issued and outstanding shares. The Issuer has not delivered any stock certificates to WAP in response to its cashless exercise. All of the foregoing computations are subject to the qualifications set forth in the Reporting Persons' initial filing.

                  On April 12, 2000, WAP also sent to the Issuer the letter annexed as Exhibit F.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  Item 7 is amended to add the following:


                  Exhibits E.  Letter  from WAP to the  Issuer,  dated April 11,
                  2000.

                  Exhibit F.  Letter  from WAP to the  Issuer,  dated  April 12,
                  2000.

--------------------------------                       -------------------------
CUSIP No. 13-3750708                      13D          Page 6 of 11 Pages
--------------------------------                       -------------------------


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2000
                                          WIRELESS ACQUISITION PARTNERS, LLC


                                       By:/s/ Michael Wainstein
                                          --------------------------------------
                                            President - Michael Wainstein




                                         /s/ Michael Wainstein
                                          --------------------------------------
                                            Michael Wainstein




                                         /s/ Gregg A. Smith
                                          --------------------------------------
                                            Gregg A. Smith

--------------------------------                       -------------------------
CUSIP No. 13-3750708                      13D          Page 7 of 11 Pages
--------------------------------                       -------------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit          Description                                               Page
-------          -----------                                               ----

A.               Underwriters warrant to purchase common
                 stock and/or redeemable warrants, dated
                 March 21, 1996.  (previously filed)

B.               The Rickel/Issuer Agreement, dated April
                 24, 1997.  (previously filed)

C.               The Rickel/Issuer Agreement, dated May 19,
                 1997.  (previously filed)

D. Order approving sale of debtor's assets in In re Rickel & Associates, Inc., Case No. 98/B/47203 (SMB)(U.S. Bankruptcy Court, S.D.N.Y.), dated March 20, 2000. (previously filed)

E.               Letter from WAP to the Issuer, dated                      8
                 April 11, 2000

F.               Letter from WAP to the Issuer, dated                      10
                 April 12, 2000

                                                                       Exhibit E

                       WIRELESS ACQUISITION PARTNERS, LLC
                           505 Park Avenue, 14th Floor
                            New York, New York 10022



                                 April 11, 2000



Via Federal Express

SmartServ Online Inc.
One Station Place
Stamford, CT 06902

Attention:        Mr. Sebastian Cassetta
                  Chairman and CEO

Dear Mr. Cassetta:

                  Please be advised that, pursuant to the Order of the United States Bankruptcy Court of the Southern District of New York, we have acquired from Rickel & Associates, Inc. ("Rickel") all of its rights in, among other things, (i) the Agreement dated April 24, 1997 between SmartServ Online, Inc. ("SSOL") and Rickel, including the warrants to be issued pursuant thereto; and
(ii) the Agreement dated May 19, 1997 between Rickel and SSOL, including the warrants to be issued pursuant thereto (collectively, the "Agreements"). We refer you to the Schedule 13D that we have filed with the Securities and Exchange Commission to which is annexed copies of the Agreements and the Order of the Bankruptcy Court approving the terms of the sale.

                  The Agreements entitle the holder to purchase 200,000 shares of the Company's Common Stock exercisable $2.00 per share for 25,000 shares; $2.25 per share for 25,000 shares; $2.75 for 25,000 shares; $3.00 per share for 50,000 shares; $3.50 for 25,000 shares; $3.75 for 25,000 shares; $4.00 for
25,000 shares. The Agreements further provide that the warrants will be subject to a "cashless" exchange provision.

                  We  hereby  exercise  all of the  warrant  holder's  rights to effectuate such a "cashless" exchange in exercising the warrants under the Agreements, based upon the closing price on April 11, $65.125 per share. We demand that SSOL provide us with share certificates in the appropriate amount, as well as its computation underlying that amount. If SSOL takes the position that the warrants are subject to adjustment based upon dilution, recapitalization, or other events, please provide us with a number of shares that you contend to be appropriate, along with an explanation of the basis for your computation. We reserve all of our rights to dispute any share issuance based upon any exercise price, or number of warrants, that differs from the figures set forth in the Agreements.

                  We also wish to put you on notice we contemplate the prompt sale of any securities received pursuant to this exercise, because market conditions now appear favorable. We insist that SSOL respond promptly to this exercise and provide us with the certificates no later than the close of business on Wednesday, April 13. In the event SSOL delays in delivering the certificates, or fails to do so, we wish to put you on notice that we intend to seek all appropriate remedies.

                                        WIRELESS ACQUISITION PARTNERS, LLC


                                        By:  /s/ Michael Wainstein
                                           -------------------------------------
                                                    Michael Wainstein

                                                                       Exhibit F

                       WIRELESS ACQUISITION PARTNERS, LLC
                           505 Park Avenue, 14th Floor
                            New York, New York 10022



                                 April 12, 2000



Via Federal Express
-------------------

SmartServ Online Inc.
One Station Place
Stamford, CT 06902

               Attention:        Mr. Sebastian Cassetta
                                 Chairman and CEO

Dear Mr. Cassetta:

                  Please be advised that, pursuant to the Order of the United States Bankruptcy Court for the Southern District of New York, we have acquired from Rickel & Associates, Inc. ("Rickel") all of its rights in, among other things, the Underwriters Warrant dated March 21, 1996 (the "Underwriters
Warrant"),  issued  by  SmartServ  Online,  Inc.  ("SSOL").  We refer you to the
Schedule 13D that we have filed with the Securities and Exchange Commission to which is annexed a copy of the Underwriters Warrant and the Order of the Bankruptcy Court.

                  We request that SSOL deliver to us a new warrant in the name of Wireless Acquisition Partners, LLC. In addition to those items in the
Schedule 13D, I enclose the following:

                  1.       Affidavits of Lost Warrant Instruments;

                  2.       Instruments of Transfer for the warrants;

                  3. Assignment and Bill of Sale between the Company and Rickel;

                  4. Copy of resolutions of the Company authorizing the transaction;

                  5. Power of attorney by Kenneth D. Rickel in favor of Matthew B. King;

                  6.       An  opinion  of  counsel,   dated  April  11,   2000,
                           regarding   exemption  from  registration  under  the
                           Securities Act with respect to the SmarServ warrant.

                  In our informal discussions, you have advised us that SSOL believes that the Underwriters Warrant, after adjustments, gives rise to the right to purchase 90,000 shares at $13.50 per share, and for the purchase warrants, 90,000 shares at $14.75 per share. We have not had an opportunity to verify your computation. We request that you provide us with your final figures promptly, along with your computation, as contemplated by Section 7(L) of the Underwriters Warrant. We reserve our right to review and correct the foregoing computation if it is in error.

                  Under Section 5(a) of the Underwriters Warrant, the Company was obligated to give the holder 30 days notice of any registration statement that it filed, so that the holder could have its shares and warrants included. In December 1999, SSOL filed a registration statement, but in violation of
Section 5(a), it failed to give notice to the holder, or to include the shares covered by the Underwriters Warrant. In addition, by letter dated February 10, 2000, the holder of Underwriters Warrant, Rickel, made demand upon SSOL to register the Underwriters Warrant and its underlying shares within thirty days, as contemplated by Section 5(b). More than thirty days has passed, but still no registration statement has been filed.

                  We hereby demand that SSOL promptly cure these breaches and register the warrants, purchase warrants and underlying shares, immediately. Please take notice that we reserve our right to seek all appropriate remedies for any losses that Warrant Acquisition Partners may suffer due to SSOL's breach of the Underwriters Warrant.

                                        WIRELESS ACQUISITION PARTNERS, LLC


                                        By: /s/ Michael Wainstein
                                           ------------------------------------
                                                    Michael Wainstein